14047473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FBL Marketing Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5400 University Avenue
(No. and Street)

West Des Moines, Iowa 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Aldridge (515) 225-5949
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1402-1205703

Oath or Affirmation

I, Christopher T. Shryack, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FBL Marketing Services, LLC as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Christopher T. Shryack
President

Notary Public

JAMES E. McCARTHY
COMMISSION NO. 180808
MY COMMISSION EXPIRES
MAY 29, 2015

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Members' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(under separate cover)*
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

FBL Marketing Services, LLC

Financial Statement and
Supplementary Information

Years Ended December 31, 2013 and 2012

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Members
FBL Marketing Services, LLC

We have audited the accompanying statements of financial condition of FBL Marketing Services, LLC (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBL Marketing Services, LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the accompanying supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2014

FBL Marketing Services, LLC

Statements of Financial Condition

	December 31 2013	December 31 2012
Assets		
Cash and cash equivalents, at fair value:		
Cash	$ **211,689**	$ 1,631,417
Short-term investments	**2,190,135**	–
	2,401,824	1,631,417
Accounts receivable	**362,572**	327,310
Due from Farm Bureau Life Insurance Company	**13,032**	11,831
Due from EquiTrust Life Insurance Company	**17,915**	13,760
Other assets	**653,455**	591,255
Total assets	$ **3,448,798**	$ 2,575,573
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	$ **357,524**	$ 270,725
Accounts payable and accrued expenses	**671,286**	555,390
Total liabilities	**1,028,810**	826,115
Members' equity:		
Series A member's equity	**2,399,042**	1,722,012
Series C member's equity	**20,946**	27,446
Total members' equity	**2,419,988**	1,749,458
Total liabilities and members' equity	$ **3,448,798**	$ 2,575,573

See accompanying notes.

FBL Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2013	**2012**
Revenues:		
Administrative service fees	**$ 9,589,047**	$ 9,077,487
Registered representative fees	**150,372**	162,635
Other	**275**	6
Total revenues	**9,739,694**	9,240,128
Expenses:		
Regulatory fees and expenses	**305,366**	248,747
Salaries and related expenses	**2,270,176**	2,234,358
Commission and bonus expenses	**6,348,398**	6,140,816
Other operating expenses	**1,304,016**	928,190
Total expenses	**10,227,956**	9,552,111
Net loss	**$ (488,262)**	$ (311,983)

See accompanying notes.

FBL Marketing Services, LLC

Statements of Change in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Total Members' Equity
Balance at January 1, 2012	$ 1,960,139	$ 77,111	$ 2,037,250
Capital contributions	–	24,191	24,191
Net loss for 2012	(238,127)	(73,856)	(311,983)
Balance at December 31, 2012	1,722,012	27,446	1,749,458
Capital contributions	**1,000,000**	**158,792**	**1,158,792**
Net loss for 2013	**(322,970)**	**(165,292)**	**(488,262)**
Balance at December 31, 2013	**$ 2,399,042**	**$ 20,946**	**$ 2,419,988**

See accompanying notes.

FBL Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2013	**2012**
Operating activities		
Net loss	$ **(488,262)**	$ (311,983)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	**(35,262)**	(56,959)
Due from Farm Bureau Life Insurance Company	**(1,201)**	2,016
Due from EquiTrust Life Insurance Company	**(4,155)**	2,766
Other assets	**(62,200)**	(61,585)
Due to FBL Financial Group, Inc.	**86,799**	(403,609)
Accounts payable and accrued expenses	**115,896**	13,447
Net cash used in operating activities	**(388,385)**	(815,907)
Financing activities		
Capital contributions	**1,158,792**	24,191
Net cash provided by financing activities	**1,158,792**	24,191
Increase (decrease) in cash and cash equivalents	**770,407**	(791,716)
Cash and cash equivalents at beginning of year	**1,631,417**	2,423,133
Cash and cash equivalents at end of year	$ **2,401,824**	$ 1,631,417

See accompanying notes.

1. Significant Accounting Policies

Organization

FBL Marketing Services, LLC (the Company) engages in sales of retail mutual funds from a variety of mutual fund companies as well as variable life and annuity products of an unrelated insurance company. The Company also continues to receive renewal commissions from variable life and annuity products from Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., and EquiTrust Life Insurance Company (EquiTrust Life).

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (collectively, the Members).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments in money market funds, where the majority of the underlying investments are of a short-term nature, to be cash equivalents.

1. Significant Accounting Policies (continued)

Fair Value

Fair value is based on an exit price, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

- **Level 1** – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Fair values are based on inputs, other than quoted prices from active markets, that are observable for the asset or liability, either directly or indirectly.
- **Level 3** – Fair values are based on significant unobservable inputs for the asset or liability.

All investments included in the statements of financial condition at December 31, 2013 are in money market funds and stated at fair value, which agrees with cost. These investments are based upon daily quoted prices, and therefore are considered Level 1. There were no transfers between Level 1 and Level 2 during 2013. The Company held no invested assets at December 31, 2012.

Recognition of Income

Administrative service fees and Commission and bonus expenses generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

Reclassifications

Reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation. These reclassifications had no impact on the Company's net income or members' equity.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life in various defined benefit pension plans (the Plans), including a multiemployer plan. The multiemployer plan is considered qualified under Internal Revenue Service regulations, and covers substantially all our employees and the employees of the other participating companies who have attained age 21 and one year of service. Beginning in 2013, no new participants will enter the Multiemployer Plan and those participants who had not attained age 40 and 10 years of service as of December 31, 2012 will no longer accrue additional years of service in the Multiemployer Plan. An additional plan provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified limits imposed by federal law. Benefits of these plans are based on years of service and the employee's compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $186,962 and $225,887 for the years ended December 31, 2013 and 2012.

We participate with several affiliates in a 401(k) defined contribution plan which covers substantially all employees and includes company matching contributions. Beginning in 2013, new employees and current employees who had not attained age 40 and 10 years of service as of January 1, 2013 began receiving a larger company matching contribution as well as a discretionary company contribution. The Company and affiliates allocate these expenses in a manner consistent with pension expense discussed above. Expenses related to the plan aggregated $108,114 and $42,005 for the years ended December 31, 2013 and 2012.

The Company participates with affiliates in a plan that provides group term life insurance benefits to retired employees who have worked full-time for ten years and attained age 55 while in service. The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $3,308 and $4,357 for the years ended December 31, 2013 and 2012.

3. Retirement and Compensation Plans (continued)

The Company also participates with affiliates in two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Beginning in 2012, stock options and awards were no longer being granted. Compensation expense is recognized for all share-based payments granted, modified, or settled. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. Expenses related to these plans were $20,693 and $69,910 for the years ended December 31, 2013 and 2012.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had defined net capital of $1,329,211 which was $1,260,624 in excess of its required net capital of $68,587. The Company's aggregate indebtedness to net capital ratio was 0.77 to 1 at December 31, 2013. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

5. Limited Liability Company Agreement (continued)

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

6. Related-Party Transactions

The Company has entered into agreements with Farm Bureau Life and EquiTrust Life to sell variable universal life and variable annuity products. EquiTrust Life currently cedes 100% of its variable product business to Farm Bureau Life. These agreements provide that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. Although registered representatives of the Company are no longer selling new business under these agreements, the Company continues to collect renewal commissions on these policies. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. The Company receives a monthly overwrite commission from Farm Bureau Life equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to managers. During the year ended December 31, 2013, the Company received $3,391,278 (2012 – $3,654,208) under these agreements, of which $3,149,768 (2012 – $3,403,859) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with FBL Financial Group, Inc., and its affiliated companies, at December 31, 2013. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were $3,048,626 for the year ended December 31, 2013 and $3,197,981 for the year ended December 31, 2012.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred expenses under this contract totaling $19,683 for the year ended December 31, 2013 and $16,802 for the year ended December 31, 2012.

Supplementary Information

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2013

Computation of Net Capital			
1. Total ownership equity from Statement of Financial Condition			$ 2,419,988
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,419,988
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,419,988
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 362,572		
2. Due from Farm Bureau Life Insurance Company	13,032		
3. Due from EquiTrust Life Insurance Company	17,915		
4. Other assets	653,455	$ 1,046,974	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(1,046,974)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			1,373,014
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		–	
D. Undue concentration		–	
E. Other		43,803	(43,803)
10. Net Capital			$ 1,329,211

FBL Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement
Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 68,587
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		68,587
14.	Excess net capital (line 10 less 13)		1,260,624
15.	Net capital less greater of 10% of line 19 or 120% of line 12		1,226,330

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		1,028,810
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	
19.	Total aggregate indebtedness		1,028,810
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		77.40%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

FBL Marketing Services, LLC

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2013

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________.	
D. (k)(3) – Exempted by order of the Commission	

FBL Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2013

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2013.

EY | Assurance | Tax | Transactions | Advisory

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec. 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FBL Marketing Services
5400 University Ave.
West Des Moines, IA 50266

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Nelson 515-226-6584

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

______________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FBL Marketing Services, LLC
(Name of Corporation, Partnership or other organization)

D Peters
(Authorized Signature)

V.P. & CCO
(Title)

Dated the 30 day of JANUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,739,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,739,696
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	9,739,696
2d. SIPC Net Operating Revenues	$ —
2e. General Assessment @ .0025	$ —

(to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To Members
FBL Marketing Services, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of FBL Marketing Services, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FBL Marketing Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the January 1, 2013 through December 31, 2013. FBL Marketing Services, LLC's management is responsible for FBL Marketing Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check and bank statement. There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7 for the period January 1, 2013 to December 31, 2013. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2013 to December 31, 2013.

Building a better working world

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP
February 26, 2014

Financial Statements and Supplementary Information

FBL Marketing Services, LLC
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Financial Statements and Supplementary Information

FBL Marketing Services, LLC
Years Ended December 31, 2013 and 2012
With Report of Independent Registered Public Accounting Firm